Form 10-K405, Exhibit 13
period 1996-12-31
TOASTMASTER INC
filed 1997-03-27
CIK 818268

TOASTMASTER INC.


                1996 ANNUAL REPORT TO SHAREHOLDERS

(ONLY THOSE PORTIONS WHICH ARE SPECIFICALLY INCORPORATED BY
REFERENCE INTO TOASTMASTER INC.'S ANNUAL REPORT ON FORM 10-K FOR
THE YEAR ENDED DECEMBER 31, 1996)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Except for the historical information contained herein, the statements made in this Annual Report are forward-looking statements that involve risks and uncertainties. The Company's actual results, financial condition or business could differ materially from its historical results, financial condition or business, or the results of operations, financial condition or business contemplated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the caption "Factors That May Affect Future Results of Operations, Financial Condition or Business," in the Company's Annual Report on Form 10-K for 1996, as well as those discussed elsewhere in the Company's reports filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the percentage of net sales represented by certain items in the Company's Consolidated Statements of Operations. Net sales reflect a reduction from revenues of amounts related to sales discount programs, including absorption of out-bound freight and certain allowances for advertising, the latter of which are accounted for by certain competitors as "advertising" expense. The Company views these amounts as price reductions, thereby reducing net sales and lowering gross profit as well as selling, general and administrative expense. As used in this Annual Report, revenues are recorded net of product returns and are before deduction of the items referred to above that are used in computing net sales. During the periods indicated, net sales averaged approximately 95% of revenues.

                                            Year ended December 31
                                      1996              1995         1994

  Net sales                          100.0%              100.0%      100.0%
  Cost of sales                       87.4                82.9        81.9
  Gross profit                        12.6                17.1        18.1
  Selling, general and
   administrative expense             14.5                13.3       13.0
  Operating income (loss)             (1.9)                3.8        5.1
  Interest expense                     2.7                 2.6        2.1
  Income (loss) before taxes          (4.6)                1.2        3.0
  Income tax expense (benefit)        (1.7)                0.5        1.2
  Net income (loss)                   (2.9)%               0.7%       1.8%

YEAR ENDED DECEMBER 31, 1996 COMPARED TO 1995

     Net sales for the year ended December 31, 1996 decreased 13.5% to $163 million from $188.5 million for the year ended December 31, 1995. Kitchen appliance revenues decreased 17.3% from $158.1 million for the year ended December 31, 1995 to $130.7 million for the year ended December 31, 1996. A decrease in breadmaker shipments due to the anticipated maturation of that product, a decrease in wafflebaker shipments due to price competition and a decrease in blender shipments due to the discontinuance of a private label manufacturing contract were the primary reasons for the reduction in appliance revenues. These decreases were partially offset by a modest increase in revenues from toaster and other appliances revenues. The Company hopes to increase revenues from both breadmakers and wafflebakers in 1997 by introducing new and cost reduced products. Time products revenues increased 5.1% from $33.2 million for the year ended December 31, 1995 to $34.9 million for the year ended
December 31, 1996 due to increased placement of wall clocks with two major retailers. In February, 1997 the Company was informed by a significant customer that beginning in the second half of 1997 the customer will be changing suppliers for time products to another vendor for all of its wall clock assortment. The Company expects this to have a negative impact on revenues from time products of approximately 10%, or $3.5 million in 1997. The Company believes it has received this information soon enough to take the necessary actions to minimize the negative impact on earnings by reducing expenses, replacing these revenues with shipments to new customers and increasing shipments to other existing customers. No assurances can be given that these actions will be successful. Environmental products sales decreased 35% to $5 million for the year ended December 31, 1996 from $7.7 million for the year ended December 31, 1995 as a result of the Company's decision to de-emphasize that product line. Due to low margins, lack of retail shelf space and low growth potential, the Company announced the planned disposition of its environmental products line. (See "RESTRUCTURING.")

     The Company's top five customers sell a variety of Toastmaster products. Shipments to these customers decreased to 42.8% of revenues for the year ended December 31, 1996 from 45.7% of revenues for the top five customers for the year ended
December 31, 1995. It is expected that the Company's dependence on these major retailers will continue.

     The Company recorded a one-time pre-tax special charge of approximately $7.6 million to cost of sales related to the restructuring of its product lines. (See "Restructuring."). Gross profit as a percentage of net sales before the one-time charge increased slightly from 17.1% in 1995 to 17.3% in 1996 due primarily to lower raw material prices and cost reductions implemented during the year. These reduced costs were partially offset by higher merchandise returns in the first half of 1996 on reduced shipments when compared to the first half of 1995 and increased manufacturing inefficiencies related to longer production shutdowns during the first half of 1996 when compared to production shutdowns incurred during the first half of 1995.

     Selling, general and administrative expenses as a percentage of net sales increased from 13.3% in 1995 to 14.5% in 1996. Increases in engineering and research and development spending and additional advertising promotions related to time products revenues were partially offset by reduced advertising promotions on lower kitchen appliance revenues. Administrative costs as a percentage of sales were relatively unchanged.

     Interest expense decreased from $4.9 million in 1995 to $4.4 million for the year ended December 31, 1996. This decrease was primarily due to a lower average balance on borrowings under the revolving line of credit. The decreased borrowings were due to carrying lower accounts receivable from lower sales during the year. Should market rates rise, the Company could expect future increases in interest expense.

     There are no recently issued or proposed accounting pronouncements that will have a significant impact on the future results of operations or financial reporting of the Company.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO 1994

     Net sales for the year ended December 31, 1995 decreased to $188.5 million from $192.4 million for the year ended December 31, 1994. Kitchen appliance revenues increased 5.1% from $150.4 million for the year ended December 31, 1994 to $158.1 million for the year ended December 31, 1995. Strong sales of Bread Box automatic breadmakers were partially offset by moderate declines in other kitchen appliances. Sales gains made in the weak retail environment in the fourth quarter were not large enough to offset the lower sales volumes experienced during the first three quarters of 1995. Environmental products revenues decreased to $7.7 million for the year ended December 31, 1995 from $17.7 million for the year ended December 31, 1994. The continued deemphasis of fan sales and poor retail sales of heaters and humidifiers from both a weak retail environment and poor seasonal weather patterns contributed to the decline. Time products revenues decreased from $35.3 million for the year ended December 31, 1994 to $33.2 million for the year ended December 31, 1995. The poor retail environment for the 1995 Christmas shopping season was a major factor contributing to this decline.

     The Company's top five customers sell a variety of Toastmaster products. Shipments to these customers decreased to 45.7% of revenues for the year ended December 31, 1995 from 47.7% of revenues for the top five customers for the year ended
December 31, 1994.

     Gross profit as a percentage of net sales decreased from 18.1% in 1994 to 17.1% in 1995. Greater returns of products from retailers on lower sales volume, higher manufacturing inefficiencies, primarily in the fourth quarter, resulting from the actions to moderate inventory levels and higher material costs contributed to the gross margin decline. The impact from selected price increases during 1995 was chiefly offset by higher sales of lower margin products. Some raw materials costs increased in price during the first half of 1995, including aluminum, steel, some plastics and cartons. Material prices moderated or decreased slightly during the second half of 1995. As a result of declining margins, the Company substantially reduced the quantity of box fans produced in 1995. Assets were dedicated to the manufacture of higher margin appliances and other environmental products.

     Selling, general and administrative expenses as a percentage of net sales increased slightly from 13.0% to 13.3%. Increased bad debt expense related to the bankruptcy filings of several major retailers more than offset expense reductions in other areas and reduced advertising expenses related to the volume decrease.

     Interest expense increased from $4.1 million in 1994 to $4.9 million for the year ended December 31, 1995. This increase was primarily due to a higher average balance on borrowing under the revolving line of credit as well as higher average interest rates. The increased borrowings were primarily due to carrying higher inventories during the year and a slight increase in average accounts receivable as many retailers slowed payments during the year.

RESTRUCTURING

     The Company has announced a restructuring plan designed to strengthen future financial performance by improving the Company's cost structure as well as its competitive posture. The plan includes the out-sourcing of production of certain kitchen countertop appliances and the disposal of the Company's environmental products line.

     Based on an evaluation of relative manufacturing and shipping costs, the Company has determined that certain of its kitchen counter-top appliances can be made more price competitive by terminating their production at the Company-owned plant in Boonville, Missouri and sourcing them from lower cost vendors. The new cost per unit of these products, including shipping, is expected to result in savings ranging from 10% to 30% as compared to their 1996 cost of production.

     Due to low margins, lack of retail shelf space and low growth potential, the Company announced the planned disposition of its environmental products line which consists of electric fans, forced air, radiant and ceramic heaters, and console and table-top humidifiers. The disposal of that product line is the culmination of the Company's decision nearly two years ago to de-emphasize environmental comfort products which collectively accounted for only 3.8% of total revenues for the year ended December 31, 1995 and less than 3% of total revenues for the year ended December 31, 1996. While the Company has received several inquiries regarding the sale of the environmental products business, no substantive discussions regarding this possible sale are currently ongoing.

     As a result of these actions the Company recorded during the fourth quarter of 1996 a one-time pre-tax special charge of approximately $7.6 million ($4.9 million after taxes, or $.65 per share). Only approximately $250,000 of this special charge will impact cash through the payment of expenses related to the restructuring. The remaining portion of the special charge was non-cash in nature consisting primarily of tooling and inventory write-downs and increases in inventory reserves.

     The Company plans to reduce its total work force from 1996 fourth quarter levels by approximately 10%, effective April 15, 1997, due to the above initiatives. The Company-owned plant in Macon, Missouri, together with scaled-down operations at the Company-owned facilities in Boonville, Missouri, will continue to manufacture the kitchen countertop appliances sold by the Company that are not sourced from other vendors. This restructuring is not expected to have any significant impact on the Company's time products operations in Laurinburg, North Carolina.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations require substantial working capital. The Company has used available cash flows from operations and borrowings under its revolving credit agreement to finance additional working capital, to retire long-term debt and to fund capital expenditures.

     Net cash flows provided by operating activities were $18.7 million in 1996. Such cash flows were primarily provided by a decrease in accounts receivable of $21.8 million resulting from lower sales and a reduction in sales terms given to certain customers which were implemented during 1996, depreciation and amortization expense of $4.1 million and the restructuring charge of $7.6 million. These cash flows were partially offset by a net loss of $4.7 million and lower accrued expenses and income taxes, accounts payable and deferred income taxes totaling $8.7 million. Without additional borrowing, future cash flows provided by operations may not be adequate to support future seasonal working capital requirements. Increased accounts receivable from sales to customers with extended sales terms, increased inventories required to support higher sales levels and increased customer demand for "Just-in-time" shipments may require greater working capital. The Company believes it will be able to obtain additional borrowings on similar terms as current credit arrangements.

     Net cash flows used for additions to plant, property and equipment were $4.5 million for the year ended December 31, 1996. Capital expenditures in 1996 were primarily used to develop and produce new products and construct a 48,000 square foot warehouse addition to the time products manufacturing facilities in North Carolina.

     Net cash flows used by financing activities were $14.2 million in 1996 primarily in repayment of borrowings under the revolving credit agreement.

     Amounts outstanding under the revolving credit agreement were $35.2 million at December 31, 1996. The Company could borrow an additional $13.7 million under the revolving credit agreement at December 31, 1996. Other long-term debt was $11.6 million at December 31, 1996, including the current portion of $2.1 million. The terms of and collateral for the revolving credit agreement and long-term debt are described in Note 3 of the Notes to Consolidated Financial Statements. Under the terms of the agreement, as amended, borrowings under the revolving credit arrangement are generally limited to the lesser of $85 million from June 1 through January 31 or $60 million from February 1 through May 31, or the sum of eligible accounts receivable and inventory, as defined in the agreement.

     Principal payments on the long-term debt are expected to be funded from internally generated cash flow and future borrowings.
The revolving credit agreement expires in November, 2001.

EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS AND INFLATION

     The Company established Toastmaster de Mexico S.A. de C.V., a wholly-owned subsidiary in 1994. Currency exchange fluctuations were not material in 1996. Due to the devaluation of the Mexican peso during 1995, the Company recognized an after tax foreign currency loss of $237 thousand on accounts payable of the subsidiary due in U.S. dollars. The further devaluation of the peso could have a negative effect on the Company's future operations in Mexico. The results of other operations of the Company for the periods discussed have not been significantly affected by inflation or foreign currency fluctuations. The Company generally negotiates its purchase orders with its foreign manufacturers in United States dollars. Thus, notwithstanding any fluctuation in foreign currency exchange rates, the Company's cost under any purchase order is not subject to change after the time the order is placed due to exchange rate fluctuations. A weakening of the United States dollar against local currencies could, however, result in certain manufacturers increasing the United States dollar prices for future product purchases. Any such increases are not expected to have a material adverse effect on the Company's results of operations. On the other hand, a strengthening of the United States dollar will reduce the cost of imported products and benefit the Company relatively less than those of its competitors who rely more heavily on imported products.

SELECTED FINANCIAL INFORMATION

     The selected financial information presented below for Toastmaster for each of the years in the five-year period ended December 31, 1996 are derived from the Company's consolidated financial statements which have been audited by KPMG Peat Marwick LLP, independent public accountants. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited consolidated financial statements, related notes thereto and other information included elsewhere in this Annual Report.


                                                      Year ended December 31
                            1996              1995            1994              1993         1992
                                            (In thousands, except per share amounts)

STATEMENT OF OPERATIONS DATA

Net sales                 $163,049          $188,509         $192,387        $163,895      $163,475
Cost of Sales/1/           142,458           156,310          157,564         133,591       124,278

Gross profit                20,591            32,199           34,823          30,304        39,197
Selling, general and
 administrative
 expenses                   23,609            24,986           24,955          21,362        24,343

Operating income
 (loss)/2/                  (3,018)            7,213            9,868           8,942        14,854
Interest expense             4,393             4,923            4,129           3,558         4,427

Income (loss) before
 income taxes and
 extraordinary loss         (7,411)            2,290            5,739           5,384        10,427
Income tax expense
 (benefit)                  (2,720)              956            2,203           1,978         3,619

Income (loss) before
 extraordinary loss         (4,691)            1,334            3,536           3,406         6,808
Extraordinary loss
 on the extinguishment
 of debt--net of
 income taxes                   --                --               --              --          (554)
Net income (loss)         $ (4,691)        $   1,334         $  3,536        $  3,406      $  6,254

Weighted average
 shares outstanding          7,538             7,560            7,589           7,639         7,346
Income (loss) per share
 before extraordinary
 loss                        $(.62)            $ .18             $ 47           $ .45         $ .93
Extraordinary loss              --                --               --              --          (.08)
Net income (loss) per
 share after
 extraordinary loss          $(.62)            $ .18            $ .47           $ .45          $ .85

BALANCE SHEET DATA

Working capital          $  61,870          $ 79,764          $75,946        $ 62,639       $ 28,669
Total assets               104,854           129,995          129,552         112,669        101,489
Current Install-
 ments--LTD                  2,145             2,176            2,142           2,172         27,653
Long-term debt              44,611            58,190           57,023          44,830         12,935
Stockholders'
 equity                     40,164            45,422           44,905          41,876         39,207
Dividends paid
 per share                   $ .08             $ .08            $ .08              --             --



1 Restructuring charges totalling $7,600,000 are reflected in cost of sales for the year ended December 31, 1996.
2 Operating income (loss) is net of depreciation and amortization for each of the five years ended December 31, 1996 of approximately $4,191,000, $3,901,000, $4,078,000, $4,372,000 and $4,148,000, respectively.

CONSOLIDATED BALANCE SHEETS

December 31, 1996 and 1995
ASSETS                                              1996          1995

Current assets:
  Cash                                         $    97,466   $     42,269
  Accounts receivable, less
    allowances for doubtful
    accounts, sales discounts
    and returns of $2,674,000
    in 1996 and $2,672,000 in
    1995 (note 3)                               42,703,845     64,504,108
  Inventories (notes 2 and 3)                   34,476,696     39,005,396
  Deferred income taxes (note 4)                 2,279,741        824,206
  Prepaid expenses and other
    current assets                                 794,104        586,644
  Income taxes receivable                          768,428             --

    Total current assets                        81,120,280    104,962,623

Property, plant and equipment,
  at cost (note 3):
    Land                                           926,282        921,282
    Buildings                                    9,057,296      9,047,872
    Machinery and equipment                     42,717,069     39,887,351

                                                52,700,647     49,856,505
  Less accumulated depreciation                 34,175,477     30,080,274

    Net property, plant and
      equipment                                 18,525,170     19,776,231

Goodwill, net of accumulated
  amortization of $1,170,572 in
  1996 and $1,057,952 in 1995                    3,378,119      3,490,739
Other assets                                     1,830,134      1,765,101

                                              $104,853,703   $129,994,694


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current installments of
    long-term debt (note 3)                   $  2,144,643  $   2,176,463
  Accounts payable                               3,755,131      5,943,398
  Accrued advertising                            2,970,125      4,529,171
  Other accrued liabilities                     10,380,502     11,208,946
  Income taxes payable                                  --      1,340,661

    Total current liabilities                   19,250,401     25,198,639

Long-term debt, excluding
  current installments (note 3)                 44,611,075     58,189,632
Deferred income taxes (note 4)                     579,466      1,035,245
Other liabilities                                  249,111        149,548

    Total liabilities                           64,690,053     84,573,064

Stockholders' equity:
  Preferred stock, $.01 par
    value; 5,000,000 shares
    authorized, none issued                             --             --
  Common stock, $.10 par value;
    20,000,000 shares authorized,
    7,596,775 shares issued                        759,677        759,677
  Additional paid-in capital                    25,339,958     25,339,958
  Retained earnings                             14,591,056     19,885,776
  Minimum pension liability
    adjustment (note 5)                          (227,321)       (267,078)
  Foreign currency translation                    (11,666)         (8,649)

                                                40,451,704     45,709,684
Treasury stock, at cost,
  58,525 shares in 1996 and 1995                  (288,054)      (288,054)

    Total stockholders' equity                  40,163,650     45,421,630
Commitments and contingencies
  (note 6)

                                              $104,853,703   $129,994,694


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1996, 1995 and 1994

                                     1996           1995          1994

Net sales                        $163,049,140   $188,509,337 $192,386,554
Cost of sales
  (note 10)                       142,458,084    156,310,057  157,563,712

  Gross profit                     20,591,056     32,199,280   34,822,842
Selling, general and
  administrative
  expenses                         23,608,617     24,986,310   24,954,551

  Operating income
  (loss)                          (3,017,561)      7,212,970    9,868,291
Other expense
  --interest                        4,392,994      4,923,160    4,129,310

  Income (loss)
  before income taxes             (7,410,555)      2,289,810    5,738,981
Income tax expense
  (benefit) (note 4)              (2,719,913)        956,066    2,202,608

  Net income (loss)             $ (4,690,642)   $  1,333,744 $  3,536,373

  Net income (loss)
  per common and
  common equivalent
  share                             $ (.62)          $  .18        $  .47

  Weighted average
  common and common
  equivalent shares
  outstanding                       7,538,250      7,560,267    7,589,150


See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 1996, 1995 and 1994

                                     1996           1995         1994

Common stock:
  Beginning and end
  of year                        $   759,677     $  759,677   $  759,677

Additional paid-in
  capital:
  Beginning and end
  of year                         25,339,958      25,339,958   25,339,958

Retained earnings:
  Beginning of year               19,885,776      19,159,164   16,229,923
  Net income (loss)               (4,690,642)      1,333,744    3,536,373
  Cash dividends
  ($.08, $.08 and
  $.08 per share)                   (604,078)      (607,132)    (607,132)

  End of year                     14,591,056      19,885,776   19,159,164

Minimum pension liability adjustment:
  Beginning of year                 (267,078)      (281,456)    (435,997)
  Adjustment                          39,757          14,378      154,541
  End of year                       (227,321)      (267,078)    (281,456)

Foreign currency translation:
  Beginning of year                   (8,649)       (54,725)           --
  Adjustment                          (3,017)         46,076     (54,725)

  End of year                        (11,666)        (8,649)     (54,725)

Treasury stock:
  Beginning of year                 (288,054)       (17,695)     (17,695)
  Purchase of 50,900
    shares                                --       (270,359)           --

  End of year                       (288,054)      (288,054)     (17,695)

  Total end of year              $40,163,650    $45,421,630  $44,904,923


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1996, 1995 and 1994

                                      1996            1995         1994
Cash flows from operating activities:

Net income (loss)                $(4,690,642)   $  1,333,744  $ 3,536,373

Adjustments to
  reconcile net
  income to net
  cash from
  operating
  activities:
     Depreciation
     and amortization               4,148,456      4,372,493    4,077,873

  Gain on sale of
  fixed assets                       (13,671)      (241,825)           --
     Deferred income
      taxes                       (1,933,677)      (397,817)    (357,595)
     Restructuring
      charge                        7,600,000             --           --

  Changes in assets and liabilities:

     Accounts receivable           21,800,263       (57,756)  (9,101,290)
     Inventories                  (1,137,300)    (2,005,928)  (5,258,855)
     Prepaid expenses
       and other
       current assets               (207,460)         30,851    (169,443)
     Other assets                    (65,033)        197,044      (9,606)
     Accounts payable             (2,188,267)    (2,495,509)      133,589

Accrued advertising and
  other liabilities               (2,475,806)        741,637    2,561,978
Income taxes                      (2,109,089)        476,437    (884,787)

     Total adjustments             23,418,416        619,627  (9,008,136)

Net cash flows provided by (used in)
operating activities               18,727,774      1,953,371  (5,471,763)

Cash flows from investing activities:
  Additions to property,
     plant and equipment          (4,484,999)    (3,248,827)  (6,079,724)
  Proceeds from
     sale of property,
     plant and equipment               29,895        943,372           --

  Net cash flows used in
     investing
     activities                   (4,455,104)    (2,305,455)  (6,079,724)

Cash flows from financing activities:
  Proceeds from
     revolving credit
     agreements                   172,649,840    193,441,044  193,238,490
  Repayments of
     revolving credit
     agreements                 (188,213,336)  (190,149,814) (179,541,557)
  Proceeds from
     long-term debt                 4,119,052         55,353      698,487
  Repayments of
     long-term debt               (2,165,933)    (2,145,965)  (2,232,187)
  Dividends on
     common stock                   (604,078)      (607,132)    (607,132)
  Purchases of
     treasury stock                        --      (270,359)           --

Net cash flows provided
  by (used in) financing
  activities                     (14,214,455)        323,127   11,556,101

Foreign currency
  translation adjustment              (3,018)         46,076     (54,725)

  Net increase
  (decrease) in cash                   55,197         17,119     (50,111)
Cash at beginning of year              42,269         25,150       75,261

Cash at end of year                $   97,466    $    42,269   $   25,150

Cash paid during the year for:
  Interest                       $  4,393,000    $ 4,861,000  $ 4,053,000

  Income taxes                   $  1,323,000    $   877,000  $ 3,532,000


See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Years ended December 31, 1996, 1995 and 1994

(1)  Summary of Significant Accounting Policies

     (a)  Financial Statement Presentation

          The consolidated financial statements include the accounts of Toastmaster Inc. and its wholly-owned subsidiary, Toastmaster de Mexico S.A. de C.V., referred to collectively herein as the "Company." All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

     (b)  Operations

          The Company manufactures small electrical kitchen and household appliances and time products sold under the Toastmaster and Ingraham labels. The Company has manufacturing facilities in Missouri and North Carolina. Although the Company has long-established relationships with many of its customers, the Company does not have long-term contracts with any of its customers. A significant concentration of the Company's business activity is with entities whose ability to meet their obligations with the Company is dependent upon prevailing economic conditions within the retail industry.

          Net sales reflect a reduction of amounts related to sales discount programs, advertising and promotional allowances, out-bound freight and product returns.

     (c)  Inventories

          Inventories are valued at the lower of cost, determined by the last-in, first-out (LIFO) method, or market.

     (d)  Property, Plant and Equipment

          Property, plant and equipment are stated at cost of acquisition or construction. Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized as additions to the appropriate asset accounts. Upon sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reported in the statements of operations.

     (e)  Depreciation

          The Company depreciates property, plant and equipment over the useful lives of the various assets which range from three to forty years, using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

     (f)  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in income in the period that includes the tax rate change.

     (g)  Research and Development

          Research and development costs, which are included in selling, general and administrative expenses, aggregated
     $573,000, $399,000 and $682,000 in 1996, 1995 and 1994,
     respectively.

     (h)  Intangible Assets

          The excess of the cost of the acquisition of the Company over the estimated fair value of the net assets acquired (goodwill) is being amortized on a straight-line basis over forty years. When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of undiscounted future cash flows over the remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

          Costs associated with obtaining financing arrangements are included in other assets and are being amortized over the term of the related borrowings.

     (i)  Employee Benefit Plans

          The Company has noncontributory retirement plans covering salaried and hourly employees. The policy of the Company is to fund retirement costs in amounts sufficient to satisfy the minimum funding requirements under Employee
     Retirement Income Security Act (ERISA) guidelines.

     (j)  Product Warranties

          The Company provides for estimated future costs that will be incurred under product warranties presently in force.

     (k)  Self-insurance

          The Company maintains a self-insurance program for health claims and workers' compensation claims of all covered employees. The Company accrues estimated future costs that will be incurred for existing employee claims.

          The Company does not provide any post-retirement health care benefits.

     (l)  Product Liability Claims

          The Company is involved in product liability litigation arising in the normal course of business and purchases product liability insurance coverage. A liability is recognized for product liability claims when payment for such claims is determined to be probable and the amount can be reasonably estimated, after consideration of the applicable insurance coverages and deductibles.

     (m)  Income Per Share

          Income per common share is based upon the weighted average number of common shares outstanding plus common stock equivalents, when dilutive, consisting of common stock options.

     (n)  Foreign Currency Translation

          Assets and liabilities in foreign currencies are translated into dollars at rates prevailing at the balance sheet date. The net exchange differences resulting from these translations are reported in stockholders' equity. Revenues and expenses are translated at average rates for the year. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net losses resulting from foreign currency transactions were $64,000, $189,000 and $294,000 in 1996,
     1995 and 1994, respectively.

     (o)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (p)  Stock Option Plans

          Prior to January 1, 1996 the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the accounting provisions of APB Opinion No. 25. There were no stock-based awards granted during 1995 and 1996.

     (q) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

          The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value of the assets.
     Adoption of this statement did not have a material impact on the Company's financial position, results of operations or liquidity.

(2)  Inventories

          A summary of inventories is as follows:

                                                1996            1995

     Raw materials                         $  4,329,623   $  7,692,848
     Work-in-process                          2,500,575      2,170,654
     Finished goods                          27,646,498     29,141,894

        Total                              $ 34,476,696   $ 39,005,396

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories at December 31, 1996 and 1995 would have been approximately $1,800,000 and $1,700,000 higher than reported. Net income for the years ended December 31, 1996, 1995 and 1994 would have been approximately $71,000, $173,000 and $67,000 higher than reported, respectively.

     During 1996, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of goods sold in 1996, thus reducing cost of goods sold by $344,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1996 prices.

(3)  Long-term Debt

     A summary of long-term debt is as follows:

                                                   1996         1995

 Borrowings under revolving
   credit agreements                             $35,203,495  $50,732,980
 Term note, monthly
   payments of $154,762 plus
   interest, balance of
   $1,798,000 due November 2001                    9,226,190    6,964,282
   Other                                           2,326,033    2,668,833
      Total long-term debt                        46,755,718   60,366,095
   Less current portion                            2,144,642    2,176,463

                                                 $44,611,076  $58,189,632

     The Company has a revolving credit and term loan agreement which expires November 2001. The agreement, as modified, provides for borrowings of up to $85,000,000 (including the balance of the term loan) from June 1 through January 31 or $60,000,000 from February 1 through May 31, or eligible accounts receivable and inventory, as described therein.

     Borrowings under the revolving credit agreement generally bear interest at prime plus .75% (9.0% at December 31, 1996), with the option to elect the London Interbank Offering Rate (LIBOR) plus 2.25% (7.9375% at December 31, 1996). The Company had borrowings of $30,203,495 at December 31, 1996 under the LIBOR option. The Company may elect to pay interest on a specified amount of borrowings (not less than $4,000,000 or more than $12,000,000) at a fixed rate based on the U.S. treasury note yield to maturity plus 2.5%. The interest period for any fixed rate loan must be no less than one year. Borrowings under the fixed rate provisions of the revolving credit agreement amounted to $5,000,000 at December 31, 1996 and bear interest at 7.35%.

     In 1996 the Company borrowed an additional $4,119,052 under the term loan provisions of the agreement, $4,100,000 of which bears interest at 8.32% (LIBOR) and $19,052 of which bears interest at 9.25% (prime rate). Additionally, the interest rate on the previously outstanding term loan, $5,107,138 at December 31, 1996, was increased from 9.22% to 9.47% and the due date was extended to November, 2001.

     The annual interest rate on any loan under the agreement shall not be less than 5%. The Company must also pay a 1/2% annual fee, paid monthly on the unused portion of the revolving credit agreement. Advances under the revolving credit agreement are secured by accounts receivable, inventory and property, plant and equipment. At December 31, 1996, the Company could borrow an additional $13,656,000 under the agreement. The agreement contains restrictions as to maintenance of net worth and certain financial ratios, minimum levels of income and working capital, payment of cash dividends or purchases of treasury stock, additions to property, plant and equipment and incurrence of additional indebtedness. At December 31, 1996, the Company was in compliance with or obtained waivers of compliance relating to these covenants.

     Aggregate long-term debt maturities at December 31, 1996, including the revolving credit agreement which expires in 2001, are as follows:

     Year                                              Amount

     1997                                         $    2,144,643
     1998                                              2,098,635
     1999                                              3,654,184
     2000                                              1,857,144
     2001                                             37,001,112
                                                  $   46,755,718


     The Company has obtained guarantees for letter of credit, primarily for importing purposes, up to $8,000,000. Outstanding letters of credit at December 31, 1996 and 1995 aggregated approximately $709,000 and $1,402,000, respectively.

(4)  Income Taxes

     The components of income tax expense (benefit) are shown
below:
                                            1996        1995       1994

  Current:
     Federal                          $   (735,825) $1,238,132  $2,355,387
     State                                 (72,774)    107,664     204,816
  Deferred                               1,911,314)  (389,730)   (357,595)

                                       $(2,719,913)  $ 956,066  $2,202,608


     The actual income tax expense differs from the expected expense computed by applying the statutory federal rate of 34% to pre-tax income for the following reasons:

                                       1996          1995         1994

Computed "expected"
  expense (benefit)               $ (2,519,589)  $   778,539  $ 1,951,254
Amortization of goodwill                 38,291       38,291       38,291
State income tax expense
  (benefit), net                      (112,702)       47,190       91,712
(Income) loss of foreign
  subsidiary                           (79,214)       86,700      105,000
Other                                  (46,699)        5,346       16,351

 Actual income tax
  expense (benefit)               $ (2,719,913)   $  956,066  $ 2,202,608

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                                        1996           1995

  Deferred income tax assets:
    Inventories                                  $ 1,482,408    $   684,397
    Accrued liabilities                            2,710,118      3,109,469
    Allowances for doubtful accounts,
       sales discounts and returns                   602,992        602,393

     Total gross deferred assets                   4,795,518      4,396,259


Deferred income tax liabilities:
   Property, plant and
      equipment                                    (579,466)    (1,035,245)
  Inventories                                    (2,515,777)    (3,572,053)

Total gross deferred
  liabilities                                    (3,095,243)    (4,607,298)

Net deferred tax asset
  (liability)                                   $ 1,700,275     $(211,039)


     A valuation allowance for deferred tax assets was not necessary at December 31, 1996 or 1995. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5)  Employee Benefit Plans

     Substantially all of the Company's employees are covered by two defined benefit pension plans. The following items are components of net pension cost:

                                             1996       1995       1994

Service cost - benefits
  earned during the year                 $ 555,874   $ 550,436   $ 603,369
Interest cost on projected
  benefit obligation                       612,287     548,626     507,002
Actual return on plan assets              (788,136) (1,323,955)     47,802
Net amortization and deferral              124,964     799,328    (565,700)

  Net pension cost                        $ 504,989   $ 574,435  $ 592,473

     The following table sets forth the plans' funded status:

                                                     1996         1995

Actuarial present value of benefit obligations:

Accumulated benefit obligation,
  including vested
  benefits of $6,630,660
  and $6,085,546 for
  1996 and 1995, respectively                    $ 7,476,284  $ 6,893,206
Additional benefits based
  on future salary levels                            908,352      900,652

Projected benefit obligation                       8,384,636    7,793,858
Plan assets at fair market
  value                                            7,564,007    6,578,317

Plan assets less than
  projected benefit obligation                       820,629    1,215,541
Unrecognized net loss (gain)
  from experience different
  from that assumed                                  134,977    (110,047)
Unrecognized net transition
  asset being amortized
  over approximately fifteen
  years                                              397,922      472,556
Additional pension liability
  in excess of unrecognized
  prior service cost                                 364,792      428,283

  Accrued pension cost recorded
     in other accrued liabilities
     in the accompanying balance
     sheets                                      $ 1,718,320  $ 2,006,333

     Under the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability for one plan, representing the excess of accumulated benefits over plan assets and accrued pension costs, was recognized at December 31, 1996 and 1995. A corresponding amount $(9,603) and $(10,974) was recognized as an intangible asset at December 31, 1996 and 1995, to the extent of unrecognized prior service cost and unrecognized transition obligation, with the balance recorded as a separate reduction of stockholders' equity, net of deferred tax effect.

     The plans' assets consist of a balanced portfolio of investments in money market, common stock, bond and real estate funds. The discount rate and the rate of increase in future compensation levels used to determine the actuarial present value of the projected benefit obligation were 7.5% and 5%, respectively, for 1996 and 1995. The expected long-term rate of return on plan assets was 9%.

     The Company has a cash incentive program for certain key employees. Under the terms of the plan, cash awards are made based upon the achievement of certain corporate and individual performance goals. Awards in total are limited to not more than 5% of the Company's earnings before interest and taxes. No awards were earned under the program at December 31, 1996 and 1995.

     The Company maintains a defined contribution savings plan covering substantially all employees. The plan is funded through employee and voluntary employer contributions. The Company accrued contributions of $140,000, $125,000 and $150,000 for the years ended December 31, 1996, 1995 and 1994.

     The Company has adopted an incentive stock option plan (the ISO Plan), a Nonemployee Director Stock Option Plan (the Directors' Plan) and a Non-Statutory Stock Option Plan (the Non-Statutory Plan). Under the ISO Plan, options to acquire a total of 98,500 shares of the Company's common stock were granted to certain employees, 46,000 in 1993 and 52,500 in 1994. The options vest over five years, with 20% cumulative vesting each year. The options allow the holders to acquire stock for $8 per share, which was the fair market value of the stock when the options were granted. Under the Directors' Plan, options to acquire a total of 15,000 shares of common stock were granted to nonemployee directors in 1993. The options expire five years after the date of the grant. The options allow the holders to acquire stock for $7.375 per share, which was the fair market value of the stock when the options were granted. At
December 31, 1996 and 1995, options to acquire 43,300 and 26,900 shares are exercisable under the ISO Plan and 15,000 shares are exercisable under the Directors' Plan. No options have been granted under the Non-Statutory Plan.

     In 1994, the Company adopted a supplemental executive retirement plan ("SERP") for certain officers of the Company who were unable to participate in the Company's qualified defined benefit plan beginning January 1, 1989, because of changes in the tax laws which imposed certain antidiscrimination requirements upon qualified plans. The SERP provides for a normal retirement benefit for each of the officers. Early retirement benefits under the SERP would be actuarially adjusted to reflect the earlier commencement of the benefit. The SERP is funded by the purchase of life insurance policies to be held in trust. The Company reimburses the participants for the current tax recognition resulting from insurance policy purchases. The respective costs are being amortized over a five year vesting employment period of the participants. The expense for this plan was approximately $401,000, $484,000 and $377,000 for 1996, 1995 and 1994, respectively.


(6)  Commitments and Contingencies

     (a)  Leases

     The Company leases certain equipment under operating lease agreements. Rent expense was approximately $1,139,000, $853,000 and $965,000 for the years ended December 31, 1996, 1995 and 1994.

     Future lease commitments under long-term, noncancelable operating leases are as follows:

     Year                                              Amount

     1997                                         $    906,812
     1998                                              702,811
     1999                                              396,453
     2000                                              282,792
     2001                                              282,792
     Thereafter                                        565,584

                                                  $  3,137,244

     (b)  Contingencies

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

(7)  Major Customer

     One customer accounted for approximately 27%, 29% and 30% of net sales for the years ended December 31, 1996, 1995 and 1994, respectively. As of December 31, 1996 accounts receivable from a single customer comprised 26% of total accounts receivable.

(8)  Disclosures About Fair Value of Financial Instruments

     Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect the estimates. Except as follows, the fair market value of the Company's financial instruments approximates the carrying value.

                                December 31, 1996    December 31, 1995
                                Carrying     Fair    Carrying     Fair
                                amount       value   amount       value

Financial liabilities:
  Long-term debt:
     Term notes               $9,226,190 $9,224,943  $6,964,282 $6,992,657
          Other                2,326,033  2,389,166   2,668,833  2,698,844

     The fair value of the Company's long-term debt is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for like instruments.

(9)  Unaudited Quarterly Financial Data

     Unaudited quarterly financial data is as follows (amounts in thousands, except for per share data:)
                                            Quarter

                              First     Second        Third       Fourth

1996:
Net sales                   $26,738    $32,634       $49,321     $54,356
Gross profit                  3,359      4,282         9,573       3,377
Income (loss)
  before income
  taxes                      (2,605)    (2,042)        1,481      (4,245)
Net income (loss)            (1,654)    (1,312)          950      (2,675)
Net income (loss)
  per share                    (.22)      (.17)          .13        (.36)

1995:
Net sales                   $30,827    $36,528       $56,356     $64,798
Gross profit                  4,196      5,267         9,759      12,977
income (loss)
  before income
  taxes                      (1,559)      (939)        1,550       3,238
Net income (loss)            (1,091)      (608)          962       2,071
Net income (loss)
  per share                    (.14)      (.08)          .13         .27

1994:
Net sales                   $29,920    $41,787       $57,865     $62,815
Gross profit                  3,758      7,442        11,241      12,382
Income (loss)
  before income
  taxes                      (1,785)       677         3,556       3,291
Net income (loss)            (1,143)       433         2,271       1,975
Net income (loss)
  per share                    (.15)       .06           .30         .26


(10) Restructuring

     The Company is in the process of evaluating the restructuring of its product lines and operations. The Company has determined that, as part of its contemplated restructuring, it will dispose of its environmental products line and discontinue the production of certain kitchen countertop appliances and time products. The inventory and manufacturing equipment related to these products will be disposed of through normal channels of distribution and sale and abandonment, respectively. The Company anticipates that the restructuring will be completed at the end of 1997.

     Restructuring charges incurred in the fourth quarter of 1996 consist of inventory valuation charges of $5,666,000, anticipated losses on the disposal of fixed assets of $1,684,000 and accrued expenses of $250,000. Total restructuring charges amounted to $7,600,000 before income taxes and were recorded in cost of sales.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Toastmaster Inc.:


     We have audited the accompanying consolidated balance sheets of Toastmaster Inc. as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toastmaster Inc. at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Kansas City, Missouri
February 21, 1997

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER
MATTERS

     The Common Stock of Toastmaster is listed on the New York Stock Exchange and has been traded on that exchange since Toastmaster became a publicly held company on March 3, 1992. As of March 5, 1997, there were approximately 278 holders of record of Toastmaster's Common Stock. The following table sets forth the range of high and low sales prices of the Company's stock by quarter, and the quarterly cash dividends paid by the Company, for each quarter of 1996 and 1995.

                        Market Price and Dividends Per Share
                          1996                         1995


                   High     Low    Dividends   High     Low    Dividends

First quarter     $5 1/2   $3 3/4    $.02     $7 3/4   $5 1/8     $.02
Second quarter    $6 1/4   $4 1/4    $.02     $6 1/8   $5 1/4     $.02
Third quarter     $4 5/8   $3 5/8    $.02     $6       $4 5/8     $.02
Fourth quarter    $4       $2 7/8     $.02    $5       $3 5/8     $.02

     It is the Company's intention to continue to pay quarterly dividends, although the payment and amount of any future dividends will be determined by the Board of Directors, from time to time, after taking into account various factors such as the Company's financial condition, results of operations, current and anticipated cash needs and plans for expansion. The Company's agreement with its revolving credit lender contains certain provisions which restrict the payment of cash dividends generally to an amount not to exceed $500,000 per quarter, provided that the amount of such dividends and all prior cash distributions does not exceed 30% of the Company's net earnings after January 1, 1992. See Note 3 to Consolidated Financial Statements.