Form 10-K405, Exhibit 13
period 1997-12-31
TOASTMASTER INC
filed 1998-03-27
CIK 818268

Toastmaster Inc.
                              1997
                          Annual Report

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

Toastmaster continued to face the challenges presented by the counter-top appliance industry in 1997 with encouraging results. Introduction of new product lines, collaboration with high-end familiar brands, market and manufacturing restructuring and consolidation all worked to improve financial performance throughout the year. Third and fourth quarter financial results improved overall for the Company, and Toastmaster ended the year with a $.25 per share profit.

OFFSHORE PRODUCTION

Toastmaster continues to shift its manufacturing base from domestic to international sources with anticipated savings of 10 percent to 30 percent on the cost of producing each item. In 1997 we discontinued production of cool touch wafflebakers at the company-owned plant in Boonville, Missouri and outsourced production with lower-cost vendors overseas. These strategic initiatives were recorded in the restructuring adjustments during the fourth quarter 1996. Although delayed launch of wafflebaker production in China kept the product from store shelves longer than anticipated, production is currently at desired levels. Additional products will be outsourced in 1998, particularly griddles and some countertop ovens.

Toastmaster's Mexican subsidiary, Toastmaster de Mexico S.A. de
C.V., continued a strong showing begun in 1996, with 1997 sales showing a 61percent increase over the previous year.

CHANGING MARKET TRENDS

Breadmaker sales achieved a 50 percent increase over the previous year. But those gains were offset by a decline in sales of toasters, countertop ovens and other appliances, especially in the second quarter, a sign of the maturing market for more traditional countertop appliances.

The introduction of Toastmaster's new Breadmaker's HearthTM, a breadmaker/countertop oven combination appliance demonstrates our ability to adapt to emerging consumer trends by providing our customers with innovative products designed to meet their ever-rising standards and changing tastes.

The trend toward "speed scratch" cooking is a case in point. Consumers, ever busy with careers and families still want home-cooked meals prepared with fresh ingredients. Toastmaster is well-positioned in this market segment, not only with the new Breadmaker's Hearth, but also with the Corner BakeryTM which makes a wide array of fresh desserts. Toastmaster has led the industry in bringing innovative features to bread machines including breadstick makers and a fresh butter cycle.

ALLIANCES EXPAND MARKET REACH

Last year Toastmaster forged alliances with several consumer product firms, including Faultless Starch and Timex, to jointly bring products to the market. These companies recognize that Toastmaster is an effective distribution vehicle within the countertop appliance industry and we are able to provide the high quality products that their brand names demand.

The Toastmaster alliance with Faultless has helped raise the profile of our iron line. The Faultless steam and dry iron comes with new innovative technology from Toastmaster, the patented Touch SensorTM, a touch-sensitive safety shut-off system that reduces scorching compared with competitive designs.

In the time products category, Toastmaster improved market penetration and expanded distribution by signing Home Depot as a retail outlet. Sales of time products grew in the final two quarters of the year.

GOING UPSCALE

Attention has been well-spent in researching the trends and tastes of the increasingly important upscale market segment.

Product enhancements for the upcoming year include an agreement with Bosch-Siemens Hausgerate GMBH of Germany, one of Europe's leading appliance manufacturers and fifth largest in the world. Toastmaster has exclusive rights to sell Siemens products in the United States, including a line of kitchen products designed by
F. A. Porsche Design. The Porsche products will include a toaster, thermal carafe coffeemaker and electric kettle - all three of very high quality and unique design. Other Siemens products include a stand mixer, electric kettle, toaster, deep fryer and egg cooker. Sales of these products are targeted to upscale retailers, including department stores, gourmet specialty stores and high-end catalogs. Toastmaster's collaboration with German product designer Wolfgang Jonsson has resulted in the high-end OperaTM Collection, consisting of a toaster, hand-mixer and blender. These products are targeted for finer retailers in North America and Europe. Toastmaster will handle the North American distribution.

In addition, Toastmaster will continue to develop relationships with our outsourcing suppliers. For 1998, this includes an additional smaller version of the Breadmaker's Hearth that will require less countertop space, but still produce a 1-pound loaf of bread and perform all the standard countertop oven functions. Also, the iron line introduced in 1997 will be expanded with additional feature-rich models.

Consumers in our target markets are maturing and their needs for countertop appliances are changing. Plus, the competition in our industry continues to be fierce which creates more aggressive margins. Toastmaster weathers these challenges with an eye toward innovation, efficiency and providing consumers with the products that make sense for their lifestyles. That's been our business for 71 years. That's what we continue to do.


/s/ Robert H. Deming   /s/ Daniel J. Stubler   /s/ John E.
                                                   Thompson

Robert H. Deming   Daniel J. Stubler        John E. Thompson

Chairman &         President &              Executive Vice
Chief Executive    Chief Operating          President & Chief
Officer            Officer                  Financial Officer

BUSINESS DESCRIPTION

    Toastmaster Inc. ("Toastmaster" or the "Company") designs, manufactures, markets and services a wide array of electrical consumer appliances and time pieces under the brand names of Toastmaster [Registered Trademark] and Ingraham [Registered Trademark]. These products may be classified into two principal categories: kitchen countertop appliances and time products. A third category, consisting of environmental comfort products, was discontinued in 1997 as part of the Company's overall restructuring. Kitchen countertop appliances account for most of Toastmaster's revenues. Although the Company has historically been best known for its complete line of toasters, including the Bagel Perfect [Registered Trademark] toasters, its kitchen countertop appliances consist of a wide variety of other popular electric products, such as the Breadmaker's Hearth [Trademark], a combination breadmaker/countertop oven, the Corner Bakery [Trademark] breadmaker with dessert function, the Bread Box [Registered Trademark] breadmaker, the Cool Edge Grill [Trademark], the Speed Grill [Trademark] indoor contact grill, Snackster [Registered Trademark] snack and sandwich makers, countertop ovens, dessert and waffle bakers, griddles, buffet ranges, Handi-Pan [Registered Trademark] mini-fry pans, carving knives, hand mixers, can openers, blenders, food slicers, coffee makers and grinders, tea kettles and clothes irons. The Company's time products consist of an extensive line of clocks and timers, including battery wall clocks, electric analog alarm clocks, decorator wall clocks and mechanical and electronic household timers. The Toastmaster [Registered Trademark] brand name has been in continuous use since the invention of the automatic pop-up toaster by a predecessor of the Company in 1926, and the Ingraham [Registered Trademark] brand name has been used on time products manufactured by the Company or its predecessors since 1831.

                             Year ended December 31
                     1997              1996           1995
             Revenues  Percent Revenues Percent Revenues Percent
                        (Dollars in Thousands)
Kitchen countertop
  appliances  $126,019    78.1% $130,712   76.6% $158,080  79.5%
Time products   33,673    20.9    34,918   20.5    33,221  16.7%
Environmental
  products       1,490     1.0     5,009    2.9     7,663   3.8%
Total         $161,182   100.0% $170,639  100.0% $198,964 100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS MADE IN THIS ANNUAL REPORT ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS, FINANCIAL CONDITION OR BUSINESS COULD DIFFER MATERIALLY FROM ITS HISTORICAL RESULTS, FINANCIAL CONDITION OR BUSINESS, OR THE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE CAPTION "FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS," IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR 1997, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THE COMPANY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

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

                                                Year ended December 31
                                             1997       1996         1995

Net sales                                  100.0%     100.0%       100.0%
Cost of sales                               81.3       87.4          82.9
Gross profit                                18.7       12.6          17.1
Selling, general and
 administrative expense                     14.7       14.5          13.3
Operating income (loss)                      4.0      (1.9)           3.8
Interest expense                             2.6        2.7           2.6
Interest income                              .4          --            --
Income (loss) before taxes                  1.8       (4.6)           1.2
Income tax expense (benefit)                  .6      (1.7)           0.5
Net income (loss)                            1.2%     (2.9)%          0.7%


YEAR ENDED DECEMBER 31, 1997 COMPARED TO 1996

     Net sales for the year ended December 31, 1997 decreased 5.3% to $154.3 million from $163 million for the year ended December 31, 1996. Kitchen appliance revenues decreased 3.6% from $130.7 million for the year ended December 31, 1996 to $126 million for the year ended December 31, 1997. A decrease in toaster and countertop oven revenues was substantially offset by shipments of Breadmaker's Hearth [Trademark], a combination breadmaker/countertop oven, and other breadmakers and the successful introduction of clothes irons. The decline in toaster revenue was primarily from the loss of models with a major customer. Time products revenues decreased 3.4% from $34.9 million for the year ended December 31, 1996 to $33.7 million for the year ended December 31, 1997. The loss of wall clock business with a major customer was significantly offset with timer shipments to new and existing customers and the introduction of a line of table alarm clocks under a license agreement utilizing the Timex [Registered Trademark] and Indiglo [Registered Trademark] brand names. Environmental products revenues decreased 70% to $1.5 million for the year ended December 31, 1997 from $5 million for the year ended December 31, 1996 as a result of the discontinuance of the environmental products category.

     The Company's top five customers sell a variety of Toastmaster products. Shipments to these customers increased to 44% of revenues for the year ended December 31, 1997 from 42.8% of revenues for the top five customers for the year ended December 31, 1996. It is expected that the Company's dependence on these major retailers will continue.

     Gross profit as a percentage of net sales increased from 17.3% in 1996 (12.6% before a one-time pre-tax special charge of approximately $7.6 million against cost of sales, related to the restructuring of its product lines) to 18.7% in 1997. The increase as a percentage of net sales was primarily due to product mix and lower fixed manufacturing costs, resulting from the restructuring implemented during the fourth quarter of 1996.

     Selling, general and administrative expenses as a percentage of net sales increased slightly from 14.5% in 1996 to 14.7% in 1997.

     Interest income of $639 thousand in 1997 was from an expected income tax refund from prior years.

     Interest expense decreased from $4.4 million in 1996 to $4.1 million for the year ended December 31, 1997. This decrease was primarily due to a lower average balance on borrowings under the revolving line of credit. The decreased borrowings were due to carrying lower accounts receivable from lower sales and shorter terms of sale during the year, as well as lower inventories from the restructuring. Should market rates rise, the Company could expect future increases in interest expense.

     The Company will be required to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," in 1998. The adjustments that are now made through stockholders' equity for the minimum pension liability and foreign currency translation adjustments will be included in comprehensive income which must be reported in the basic financial statements (not the footnotes). The dollar amounts of the adjustments from net income to comprehensive income have not been significant for the Company in recent years.

     The Company will be required to adopt SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The primary effect on the Company will be in the form of expanded disclosures with respect to foreign operations.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO 1995

     Net sales for the year ended December 31, 1996 decreased 13.5% to $163 million from $188.5 million for the year ended December 31, 1995. Kitchen appliance revenues decreased 17.3% from $158.1 million for the year ended December 31, 1995 to $130.7 million for the year ended December 31, 1996. A decrease in breadmaker shipments due to the anticipated maturation of that product, a decrease in wafflebaker shipments due to price competition and a decrease in blender shipments due to the discontinuance of a private label manufacturing contract were the primary reasons for the reduction in appliance revenues. These decreases were partially offset by a modest increase in revenues from toaster and other appliance revenues. Time products revenues increased 5.1% from $33.2 million for the year ended December 31, 1995 to $34.9 million for the year ended December 31, 1996 due to increased placement of wall clocks with two major retailers. Environmental products sales decreased 35% to $5 million for the year ended December 31, 1996 from $7.7 million for the year ended December 31, 1995 as a result of the Company's decision to de-emphasize that product line.

     Shipments to the Company's top five customers decreased to 42.8% of revenues for the year ended December 31, 1996 from 45.7% of revenues for the top five customers for the year ended
December 31, 1995.

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

     Interest expense decreased from $4.9 million in 1995 to $4.4 million for the year ended December 31, 1996. This decrease was primarily due to a lower average balance on borrowings under the revolving line of credit. The decreased borrowings were due to carrying lower accounts receivable from lower sales during the year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations require substantial working capital. The Company has used available cash flows from operations and borrowings under its revolving credit agreement to finance additional working capital, to retire long-term debt and to fund capital expenditures.

     Net cash flows provided by operating activities were $7.1 million in 1997. Such cash flows were provided by a decrease in inventory of $1.8 million, depreciation and amortization of $3.6 million and net income of $1.9 million. Increased accounts receivable from sales to customers with extended sales terms, increased inventories required to support higher sales levels and increased customer demand for "Just-in-time" shipments may require greater working capital. Without additional borrowing, future cash flows provided by operations may not be adequate to support future seasonal working capital requirements. The Company believes it will be able to obtain additional borrowings on similar terms as current credit arrangements.

     Net cash flows used for additions to plant, property and equipment were $4.4 million for the year ended December 31, 1997. Capital expenditures in 1997 were primarily used to develop and produce new products, as well as other facility improvements.

     Net cash flows used by financing activities were $2.7 million in 1997 primarily for repayment of long-term debt.

     Amounts outstanding under the revolving credit agreement were $35.3 million at December 31, 1997.

     The Company could borrow an additional $10.3 million under the revolving credit agreement at December 31, 1997. Other long-term debt was $9.4 million at December 31, 1997, including the current portion of $2.1 million. The terms of and collateral for the revolving credit agreement and long-term debt are described in Note 3 of the Notes to Consolidated Financial Statements. Under the terms of the agreement, as amended, borrowings under the revolving credit arrangement are generally limited to the lesser of $85 million from June 1 through January 31 or $60 million from February 1 through May 31, or the sum of eligible accounts receivable and inventory, as defined in the agreement. The revolving credit agreement was amended in March 1998, reducing the interest rate under the LIBOR option on all borrowings by 1/2%. The amendment also increased available borrowing by $5 million.

     Principal payments on the long-term debt are expected to be funded from internally generated cash flows and future borrowings. The revolving credit agreement expires in November, 2001.

EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS AND INFLATION

     The Company established Toastmaster de Mexico S.A. de C.V., a wholly-owned subsidiary in 1994. Mexican currency exchange fluctuations were not material in 1997. The devaluation of the peso could have a negative effect on the Company's future operations in Mexico. Sales to certain customers in Canada are invoiced in Canadian dollars. The fluctuation of the Canadian dollar in 1997 negatively affected the Company's earnings by $150 thousand. At December 31, 1997 accounts receivable included $2.7 million denominated in Canadian dollars and $1.3 million denominated in Mexican pesos. Collection of these amounts is expected to occur within 90 days. The results of other operations of the Company for the periods discussed have not been significantly affected by inflation or foreign currency fluctuations. The Company generally negotiates its purchase orders with its foreign manufacturers in United States dollars. In 1998, new agreements with foreign manufacturers may require purchase orders on some transactions to be denominated in foreign currencies. Notwithstanding any fluctuation in foreign currency exchange rates, the Company's cost under purchase orders in dollars is not subject to change after the time the order is placed due to exchange rate fluctuations. A weakening of the United States dollar against local currencies could, however, result in certain manufacturers increasing the United States dollar prices for future product purchases. Any such increases are not expected to have a material adverse effect on the Company's results of operations. On the other hand, a strengthening of the United States dollar will reduce the cost of imported products and benefit the Company relatively less than those of its competitors who rely more heavily on imported products.

YEAR 2000 COMPLIANCE

     In 1997, the Company began to address the issues and exposures related to the Year 2000 which may affect key financial, operational and information systems. Modifications to the key operating and financial software have been received from the Company's vendor, who has represented it to be Year 2000 compliant. The Company has plans to test these modifications in 1998. In addition, other system updates have been received or will be received by late 1998 and all testing of Year 2000 compliance should be complete by early 1999. The costs, which are expensed as incurred, have not been material to date and are not expected to have a material impact on the Company's earnings in the future.

SELECTED FINANCIAL INFORMATION

     The selected financial information presented below for Toastmaster for each of the years in the five-year period ended December 31, 1997 are derived from the Company's consolidated financial statements which have been audited by KPMG Peat Marwick LLP, independent public accountants. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited consolidated financial statements, related notes thereto and other information included elsewhere in this Annual Report.

                              Year ended December 31
                1997        1996     1995      1994      1993
                    (In thousands, except per share amounts)

STATEMENT OF OPERATIONS DATA

Net sales      $154,347  $163,049  $188,509  $192,387  $163,895
Cost of
 sales/1/       125,465   142,458   156,310   157,564   133,591

Gross profit     28,882    20,591    32,199    34,823    30,304
Selling, general
 and
 administrative
 expenses        22,669    23,641    25,011    24,955    21,362

Operating income
 (loss)/2/        6,213    (3,050)    7,188     9,868     8,942
Interest expense  4,063     4,393     4,923     4,129     3,558
Interest income     639        32        25        --        --

Income (loss)
 before income
 taxes            2,789    (7,411)    2,290     5,739     5,384

Income tax expense
(benefit)           899    (2,720)      956     2,203     1,978

Net income
(loss)         $  1,890  $ (4,691) $   1,334 $  3,536  $  3,406

Weighted average
shares used
in computation:

 Basic earnings
   per common
   share          7,538     7,538      7,560    7,589    7,591

 Diluted earnings
   per common
    share         7,546     7,538       7,560   7,589    7,639

Basic earnings
 (loss) per
 share         $   0.25  $  (0.62) $    0.18 $    0.47 $   0.45

Diluted earnings
 (loss) per
 share         $    0.25 $  (0.62) $    0.18 $    0.47 $    0.45


BALANCE SHEET DATA

Working capital     $  59,735 $ 61,870  $ 79,764   $ 75,946 $ 62,639
Total assets          106,291  104,854   129,995    129,552  112,669
Current
 Installments
  --LTD                 2,104    2,145     2,176      2,142    2,172
Long-term debt         42,597   44,611    58,190     57,023   44,830
Stockholders'
  equity               41,318   40,164    45,422     44,905   41,876
Dividends paid
 per share             $  0.08  $ 0.08  $   0.08  $   0.08       --

/1/ Restructuring charges totalling $7,600,000 are reflected in cost of sales for the year ended December 31, 1996
/2/ Operating income (loss) is net of depreciation and amortization for each of the five years ended December 31, 1997 of approximately $3,901,000, $4,078,000, $4,372,000, $4,148,000 and $3,622,000, respectively.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1997 AND 1996
ASSETS                                    1997         1996

Current assets:
 Cash                                $    178,030   $    97,466
 Accounts receivable, less
   allowances for doubtful accounts,
   sales discounts and returns of
   $2,714,000 in 1997 and $2,674,000
   in 1996 (note 3 and 7)              42,396,253     42,703,845
 Inventories (notes 2 and 3)           31,825,621     34,476,696
 Deferred income taxes (note 4)           --           2,279,741
 Prepaid expenses and other current
   assets                               2,144,645        794,104
 Income taxes receivable                4,070,503        768,428

    Total current assets               80,615,052     81,120,280

Property, plant and
equipment, at cost (note 3):
 Land                                     927,584        926,282
 Buildings                              9,884,855      9,057,296
 Machinery and equipment               45,660,717     42,327,069
                                       56,473,156     52,310,647
 Less accumulated depreciation         37,210,559     33,785,477

   Net property, plant and
    equipment                          19,262,597     18,525,170

Goodwill, net of accumulated
 amortization of $1,283,192 in 1997
 and $1,170,572 in 1996                 3,265,499      3,378,119
Other assets                            3,148,340      1,830,134
                                     $106,291,488   $104,853,703

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Current installments of
   long-term debt (note 3)           $  2,104,149   $  2,144,643
 Accounts payable                       4,382,729      3,755,131
 Accrued advertising                    2,528,768      2,970,125
 Accrued warranty and product
   liability                            4,630,160      4,200,000
 Accrued vacation                       1,161,698      1,379,717
 Other accrued liabilities              4,616,748      4,800,785
 Deferred income taxes (note 4)         1,455,992          --

    Total current liabilities          20,880,244     19,250,401

Long-term debt, excluding current
 installments (note 3)                 42,597,072     44,611,075
Deferred income taxes (note 4)            800,607        579,466
Other liabilities                         695,448        249,111

    Total liabilities                  64,973,371     64,690,053

Stockholders' equity:
 Preferred stock, $.01 par value;
   5,000,000 shares authorized,
   none issued                              --             --
 Common stock, $.10 par value;
   20,000,000 shares authorized,
   7,596,775 shares issued                759,677       759,677
 Additional paid-in capital            25,343,543    25,339,958
 Retained earnings                     15,877,723    14,591,056
 Minimum pension liability
   adjustment                             (356,854)    (227,321)
 Foreign currency translation              (18,457)     (11,666)

                                        41,605,632    40,451,704

 Treasury stock, at cost,
   57,325 shares in 1997 and
   58,525 in 1996                         (287,515)    (288,054)

    Total stockholders' equity          41,318,117   40,163,650

Commitments and contingencies
 (note 6)
                                     $106,291,488   $104,853,703

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                             1997         1996          1995

Net sales              $154,346,785   $163,049,140  $188,509,337
Cost of sales (note 9)  125,464,731    142,458,084   156,310,057

Gross profit             28,882,054     20,591,056    32,199,280
Selling, general and
  administrative
  expenses               22,669,161     23,640,864    25,011,365

Operating income
  (loss)                  6,212,893     (3,049,808)    7,187,915
Other expense
  - interest              4,062,561      4,392,994     4,923,160
Other income
  - interest                638,669         32,247        25,055

Income (loss)
  before income
  taxes                   2,789,001     (7,410,555)   2,289,810
Income tax
  expense
  (benefit) (note 4)        889,251     (2,719,913)     956,066

Net income (loss)        $1,889,750    $(4,690,642)  $1,333,744

Basic and diluted
  earnings (loss)
  per common share       $      .25    $      (.62)  $     0.18

Weighted average
  shares used in
  computation
   Basic earnings
    per common share      7,538,455      7,538,250    7,560,267

Diluted earnings
  per common share        7,545,794      7,538,250    7,560,267


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1997, 1996 and 1995

                               1997          1996        1995
Common stock:
 Beginning and end of year $   759,677  $   759,677 $   759,677

Additional paid-in capital:
 Beginning of year          25,339,958   25,339,958  25,339,958
 Sale of 1,200 shares of
  treasury stock                 3,585         --         --

 End of year                25,343,543   25,339,958  25,339,958

Retained earnings:
 Beginning of year          14,591,056   19,885,776  19,159,164
 Net income (loss)           1,889,750   (4,690,642)  1,333,744
 Cash dividends ($.08,
  $.08 and $.08 per share)    (603,083)    (604,078)   (607,132)

 End of year                15,877,723   14,591,056  19,885,776

Minimum pension liability
 adjustment (note 5):
 Beginning of year            (227,321)    (267,078)   (281,456)
 Adjustment                   (129,533)      39,757      14,378

 End of year                  (356,854)    (227,321)   (267,078)

Foreign currency translation:
 Beginning of year             (11,666)      (8,649)    (54,725)
 Adjustment                     (6,791)      (3,017)     46,076

 End of year                   (18,457)     (11,666)     (8,649)

Treasury stock:
 Beginning of year            (288,054)    (288,054)    (17,695)
 Purchase of 50,900 shares       --           --       (270,359)
 Sales of 1,200 shares of
  treasury stock                   539        --           --

 End of year                  (287,515)    (288,054)   (288,054)

  Total end of year        $41,318,117  $40,163,650 $45,421,630

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1997, 1996 and 1995

                               1997         1996            1995
Cash flows from operating activities:
 Net income (loss)         $ 1,889,750  $ (4,690,642)    $ 1,333,744
 Adjustments to reconcile
  net income (loss) to net
  cash from operating activities:
    Depreciation and
      amortization           3,621,668     4,148,456       4,372,493
    Gain on sale of property,
      plant and equipment      (25,209)      (13,671)       (241,825)
    Deferred income taxes    4,029,737    (1,933,677)       (397,817)
    Restructuring charge       122,547     7,600,000           --
    Changes in assets and liabilities:
      Accounts receivable      307,592    21,800,263         (57,756)
      Inventories            1,797,453    (1,137,300)     (2,005,928)
      Prepaid expenses and
        other current assets (1,350,541)    (207,460)         30,851
      Other assets             (120,081)     (65,033)        197,044
      Accounts payable          627,598   (2,188,267)    (2,495,509)
      Accrued advertising and
        other liabilities      (513,815)  (2,475,806)       741,637
      Income taxes           (3,302,075)  (2,109,089)       476,437
      Total adjustments       5,194,874   23,418,416        619,627
      Net cash flows provided by
       operating activities   7,084,624   18,727,774      1,953,371

Cash flows from investing activities:
 Additions to property,
  plant and equipment        (4,372,380) (4,484,999)     (3,248,827)
 Proceeds from sale of
  property, plant and equipment  28,567      29,895         943,372
      Net cash flows used in
      investing activities   (4,343,813) (4,455,104)     (2,305,455)

Cash flows from financing activities:
 Proceeds from revolving
  credit agreements         155,588,324 172,649,840     193,441,044
 Repayments of revolving
  credit agreements        (155,505,295)(188,213,336)  (190,149,814)
 Proceeds from long-term debt    --        4,119,052         55,353
 Repayments of long-term debt(2,137,526)  (2,165,933)    (2,145,965)
 Dividends on common stock     (603,083)    (604,078)      (607,132)
 Sale (purchase) of treasury
    stock                         4,124        --          (270,359)

      Net cash flows provided by
        (used in) financing
        activities            (2,653,456)(14,214,455)      323,127

Foreign currency translation
 adjustment                       (6,791)     (3,018)      46,076
    Net increase in cash          80,564      55,197       17,119
Cash at beginning of year         97,466      42,269       25,150
Cash at end of year        $     178,030  $   97,466  $    42,269

Cash paid during the year for:
 Interest                  $   3,996,000  $4,393,000 $  4,861,000

 Income taxes              $     222,000  $1,323,000 $    877,000


See accompanying notes to consolidated financial statements.

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

     (b)  Operations

          The Company manufactures small electrical kitchen and household appliances and time products sold under the Toastmaster [Registered Trademark] and Ingraham [Registered Trademark] labels. The Company has manufacturing facilities in Missouri and North Carolina. Although the Company has long-established relationships with many of its customers, the Company does not have long-term contracts with any of its customers. A significant concentration of the Company's business activity is with entities whose ability to meet their obligations with the Company is dependent upon prevailing economic conditions within the retail industry.

          The Company recognizes sales revenue when products are shipped. Net sales reflect a reduction of amounts related to product returns, sales discount programs, outbound freight and certain allowances for advertising, the latter of which are accounted for by certain competitors as "advertising" expense. The Company views these amounts as price reductions, thereby reducing net sales and lowering gross profits, as well as selling, general and administrative expense.

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

     (g)  Research and Development

          Research and development costs, which are included in selling, general and administrative expenses, aggregated
     $457,000, $573,000 and $399,000 in 1997, 1996 and 1995,
     respectively.

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

     (m)  Fair Value of Financial Instruments

          Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore can not be determined with precision. Changes in assumptions could effect the estimates. The fair market value of the Company's financial instruments approximates the carrying value.

     (n)  Foreign Currency Translation

          Assets and liabilities in foreign currencies are translated into dollars at rates prevailing at the balance sheet date. The net exchange differences resulting from these translations are reported in stockholders' equity. Revenues and expenses are translated at average rates for the year. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net losses resulting from foreign currency transactions were $269,000, $64,000 and $189,000 in 1997,
     1996 and 1995, respectively.

     (o)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (p)  Advertising Costs

          Advertising costs are expensed as incurred and amounted to $7,714,000, $8,491,000 and $8,918,000 in 1997, 1996 and
     1995, respectively.

     (q)  Stock Option Plans

          Prior to January 1, 1996 the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the accounting provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (r) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

          Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value of the assets.

     (s)  Earnings per Common Share

          Prior to December 31, 1997 the Company computed earnings per share (EPS) in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share and related interpretations. As such, primary earnings per common share was based on the weighted average number of common shares outstanding, giving effect to common stock equivalents (stock options), if dilutive.
     On December 31, 1997 the Company adopted SFAS No. 128, Earnings per Share, which replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. Previously reported EPS information has been restated to reflect the adoption of SFAS No. 128. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

          For the years ended December 31, 1997, 1996 and 1995 there are no differences between the numerator used in computing basic and diluted earnings per share which represents the net earnings of the Company. For the years ended December 31, 1997, 1996 and 1995 the denominator used in computing basic earnings per share represents the weighted average number of common shares outstanding (7,538,455 shares-1997, 7,538,250 shares-1996, 7,560,267 shares-1995). The denominator used in computing diluted earnings per share represents the weighted average number of common shares outstanding used for purposes of the basic earnings per share computation increased to reflect the potential dilution under the treasury stock method of the outstanding stock options (7,339 shares in 1997 and 0 shares in 1996 and 1995).

     (t)  Environmental Remediation Liabilities

          Environmental remediation liabilities are accrued when probable and reasonably estimable.

     (u)  Reclassifications

          Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)   INVENTORIES

      A summary of inventories is as follows:

                                  1997            1996

     Raw materials            $ 5,143,145    $ 4,329,623
     Work-in-process            1,813,409      2,500,575
     Finished goods            24,869,067     27,646,498
        Total                 $31,825,621    $34,476,696


          If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories at December 31, 1997 and 1996 would have been approximately $652,000 and $1,800,000 higher than reported. Net income for the year ended December 31, 1997 would have been approximately $738,000 lower than reported and net income for the years ended December 31, 1996 and 1995 would have been approximately $71,000 and $173,000 higher than reported, respectively.

          During 1997 and 1996, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of goods sold in 1997 and 1996, thus reducing cost of goods sold by $114,000 and $344,000, respectively, below the amount that would have resulted from liquidating inventory recorded at December 31, 1997 and 1996 prices, respectively.

(3) LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                       1997          1996

Borrowings under revolving
  credit agreements                $35,286,620    $35,203,495
Term note, monthly payments of
  $154,762 plus interest,
  balance of $1,798,000
  due in November 2001               7,369,046      9,226,190
Other                                2,045,555      2,326,034
  Total long-term debt              44,701,221     46,755,719
Less current portion                 2,104,149      2,144,643
                                   $42,597,072    $44,611,076

          The Company has a revolving credit and term loan agreement which expires in November 2001. The agreement, as modified, provides for borrowings of up to $85,000,000 (including the balance of the term loan) from June 1 through January 31 or $60,000,000 from February 1 through May 31, or eligible accounts receivable and inventory, as described therein. At December 31, 1997, the Company could borrow an additional $10,300,000 under the agreement.

          Borrowings under the revolving credit agreement generally bear interest at prime plus .75% (9.25% at December 31, 1997), with the option to elect the London Interbank Offering Rate (LIBOR) plus 2.25% (8.1875% at December 31, 1997). The Company had borrowings of $35,286,620 at December 31, 1997 under the LIBOR option. The Company may elect to pay interest on a specified amount of borrowings (not less than $4,000,000 or more than $12,000,000) at a fixed rate based on the U.S. treasury note yield to maturity plus 2.5%. The interest period for any fixed rate loan must be no less than one year.

          At December 31, 1997, the Company had borrowed
     $7,369,046 under the term loan provisions of the agreement, $469,046 of which bears interest at 9.50% and $6,900,000 of which bears interest at 8.3125%.

          The annual interest rate on any loan under the agreement shall not be less than 5%. The Company must also pay a 1/2% annual fee, paid monthly on the unused portion of the revolving credit agreement. Advances under the revolving credit agreement are secured by accounts receivable, inventory and property, plant and equipment. The agreement contains restrictions as to maintenance of net worth and certain financial ratios, minimum levels of income and working capital, payment of cash dividends or purchases of treasury stock, additions to property, plant and equipment and incurrence of additional indebtedness. At December 31, 1997, the Company is in compliance with these covenants and has retained earnings available for dividends of $1,247,000.

          Aggregate long-term debt maturities at December 31, 1997, including the revolving credit agreement which expires in 2001, are as follows:

     YEAR                                             AMOUNT
     1998                                         $ 2,104,149
     1999                                           3,655,694
     2000                                           1,857,144
     2001                                          37,084,234
                                                  $44,701,221


          The Company has obtained guarantees for letter of credit, primarily for importing purposes, up to $8,000,000.
     Outstanding letters of credit at December 31, 1997 and 1996 aggregated approximately $982,000 and $709,000, respectively.

          The fair market value of the Company's revolver and term notes approximated their carrying value at December 31, 1997. Other long-term debt with a carrying amount of $2,045,555 had a fair value of $2,057,329 at December 31, 1997.

(4)   INCOME TAXES

          The components of income tax expense (benefit) are shown below:

                    1997            1996       1995
Current:
 Federal       $(2,903,272)   $   (735,825)  $1,238,132
 State            (237,297)        (72,774)     107,664

Total current   (3,140,569)       (808,599)  1,345,796

Deferred:
 Federal         3,727,294      (1,757,303)    (361,945)
 State             312,526        (154,011)     (27,785)

Total deferred   4,039,820      (1,911,314)    (389,730)

 Total income
  tax expense  $   899,251    $ (2,719,913)  $  956,066


          The actual income tax expense differs from the expected expense computed by applying the statutory federal rate of 34% to pre tax income for the following reasons:


                            1997           1996           1995
Computed "expected"
  expense (benefit)      $  948,260     $ (2,519,589)  $  778,539
Amortization of goodwill     38,291           38,291       38,291
State income tax
  expense (benefit), net     49,651         (112,702)      47,190
(Income) loss of
  foreign subsidiary       (138,720)         (79,214)      86,700
Other                         1,769          (46,699)       5,346

  Actual income tax
   expense (benefit)     $  899,251     $ (2,719,913)  $  956,066


          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:

                                        1997           1996
Deferred income tax assets:
 Inventories                       $  1,102,290   $ 1,482,408
 Accrued liabilities                  2,082,141     2,710,118
 Allowances for doubtful
     accounts, sales discounts
     and returns                          --          602,992
 Other    348,998   --

  Total gross
     deferred assets                  3,533,429     4,795,518

Deferred income tax liabilities:
 Property, plant and equipment         (800,607)     (579,466)
 Inventories                         (3,389,671)   (2,515,777)
 Allowances for doubtful
     accounts, sales discounts
     and returns                     (1,393,652)         --
 Interest receivable                   (206,098)         --

  Total gross deferred
     liabilities                     (5,790,028)   (3,095,243)

  Net deferred tax
     asset (liability)             $ (2,256,599)  $ 1,700,275

          A valuation allowance for deferred tax assets was not necessary at December 31, 1997 or 1996. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5)  EMPLOYEE BENEFIT PLANS

          Substantially all of the Company's employees are covered by two defined benefit pension plans.

     The following items are components of net pension cost:

                                   1997      1996      1995
Service cost - benefits
  earned during the year   $   632,271  $   555,874 $  550,436
Interest cost on
  projected benefit
  obligation                    675,117     612,287     548,626
Actual return on plan
  assets                    (1,244,075)    (788,136) (1,323,955)
Net amortization and
  deferral                      493,786      124,964     799,328
 Net pension cost          $    557,099 $    504,989   $ 574,435

     The following table sets forth the plans' funded status:

                                       1997           1996

Actuarial present value of benefit obligations:

Accumulated benefit obligation,
  including vested benefits of
  $8,018,907 and $6,630,660        $  8,998,156   $  7,476,284
Additional benefits based on
  future salary levels                1,130,555        908,352

Projected benefit obligation         10,128,711      8,384,636
Plan assets at fair market value      9,119,571      7,564,007

Plan assets less than
  projected benefit obligation        1,009,140        820,629
Unrecognized net loss (gain)
  from experience different
  from that assumed                    (246,146)       134,977
Unrecognized net transition asset
  being amortized over
  approximately fifteen years           323,288        397,922
Additional pension liability in
  excess of unrecognized
  prior service cost                    565,817        364,792
Accrued pension cost recorded
  in other accrued liabilities
  in the accompanying balance
  sheets                           $  1,652,099   $  1,718,320

          Under the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability for one plan, representing the excess of accumulated benefits over plan assets and accrued pension costs, was recognized at December 31, 1997 and 1996.

          The plans' assets consist of a balanced portfolio of investments in money market, common stock, bond and real estate funds. The discount rate and the rate of increase in future compensation levels used to determine the actuarial present value of the projected benefit obligation were 7.0% and 5% for 1997 and 7.5% and 5% for 1996. The expected long-term rate of return on plan assets was 9%.

          The Company has a cash incentive program for certain key employees. Under the terms of the plan, cash awards are made based upon the achievement of certain corporate and individual performance goals. Awards in total are limited to not more than 5% of the Company's earnings before interest and taxes. No awards were earned under the program in 1997 or 1996.

          The Company maintains a defined contribution savings plan covering substantially all employees. The plan is funded through employee and voluntary employer contributions. The Company accrued contributions of $140,000, $140,000 and $125,000 for the years ended December
     31, 1997, 1996 and 1995, respectively.

          The Company has adopted an incentive stock option plan (the ISO Plan), a Nonemployee Director Stock Option Plan
     (the Directors' Plan) and a Non-Statutory Stock Option Plan (the Non-Statutory Plan). Under the ISO Plan, options to acquire a total of 111,000 shares of the Company's common stock were granted to certain employees, 46,000 in 1993, 52,500 in 1994 and 12,500 in 1997. The options vest over five years, with 20% cumulative vesting each year and expire six years after the date of grant. The options granted in 1997 allow the holders to acquire stock for $3.4375 per share, which was the fair market value of the stock when the options were granted. In 1997, the exercise price and exercise period for options granted in 1993 and 1994 and still held by active employees were amended. The exercise price was reduced to $3.4375 per share, which was the fair market value of the stock on the effective date of the amendment, and the exercise period was extended an additional year to six years. Under the Directors' Plan, options to acquire a total of 15,000 shares of common stock were granted to nonemployee directors in 1993. The options vest immediately, expire five years after the date of grant and allow the holders to acquire stock for $7.375 per share, which was the fair market value of the stock when the options were granted. Also under the Directors' Plan, options to acquire a total of 15,000 additional shares of common stock were granted to nonemployee directors in 1997.
     The options vest immediately, expire five years after the date of grant and allow the holders to acquire stock for $3.4375 per share, which was the fair market value of the stock when the options were granted. At December 31, 1997 and 1996, there were options on 93,000 shares and 88,000 shares, respectively, outstanding of which 55,700 shares and 43,300 shares, respectively, were exercisable at $3.4375 and $7.375 per share, respectively under the ISO Plan. At
     December 31,1997 there were options on 30,000 shares, outstanding and exercisable 15,000 at $3.4375 per share and 15,000 at $7.375 per share) under the Directors' Plan. At December 31, 1996 there were 15,000 shares outstanding and exercisable at $7.375 per share under the Director's Plan.
     No options have been granted under the Non-Statutory Plan.

          In 1994, the Company adopted a supplemental executive retirement plan ("SERP") for certain officers of the Company who were unable to participate in the Company's qualified defined benefit plan beginning January 1, 1989, because of changes in the tax laws which imposed certain antidiscrimination requirements upon qualified plans. The SERP provides for a normal retirement benefit for each of the officers. Early retirement benefits under the SERP would be actuarially adjusted to reflect the earlier commencement of the benefit. The SERP is funded by the purchase of life insurance policies to be held in trust. The Company reimburses the participants for the current tax recognition resulting from insurance policy purchases. The respective costs are being amortized over a five year vesting employment period of the participants. The expense for this plan was approximately $407,000, $401,000 and $484,000 for 1997, 1996 and 1995, respectively.

(6)   COMMITMENTS AND CONTINGENCIES

     (a)  Leases

          The Company leases certain equipment under operating lease agreements. Rent expense was approximately $1,250,000, $1,139,000 and $853,000 for the years ended December 31, 1997, 1996 and 1995.

          Future lease commitments under long-term, noncancelable operating leases are as follows:

     YEAR                                       AMOUNT
     1998                                    $  817,000
     1999                                       631,000
     2000                                       488,000
     2001                                       445,000
     2002                                       436,000
     Thereafter                                 540,000

                                             $3,357,000

          It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1998.

     (b)  Contingencies

          The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

          The Company is a party to environmental proceedings at two sites and is investigating the need for remediation at two additional facilities of the Company. The Company has accrued approximately $200,000 for the anticipated future costs of investigation and remediation. Although such costs could exceed that amount, the Company believes that any such excess will not have a material impact on the Company's financial position or results of operations.

(7) SIGNIFICANT CUSTOMER AND FOREIGN OPERATIONS

          One customer accounted for approximately 27%, 27% and 29% of net sales for the years ended December 31, 1997, 1996 and 1995, respectively. As of December 31, 1997 accounts receivable from a single customer comprised 19% of total accounts receivable and accounts receivable denominated in foreign currencies amounted to approximately $4.0 million.

          Income (loss) before income taxes attributable to Toastmaster de Mexico S.A. de C.V. amounted to $408,000 in 1997, $236,000 in 1996 and ($255,000) in 1995.

(8)   UNAUDITED QUARTERLY FINANCIAL DATA

          Unaudited quarterly financial data is as follows
     (amounts in thousands, except for per share data:)

                                 Quarter
                    First     Second    Third     Fourth

1997:
  Net sales         $26,315   $27,757   $44,209   $56,066
  Gross profit        4,134     4,967     8,639    11,142
  Income (loss)
   before income
   taxes             (1,782)   (1,131)    2,123     3,579
  Net income
   (loss)            (1,141)     (712)    1,410     2,333
  Basic and diluted
   earnings (loss) per
   common share       (0.15)    (0.09)     0.19      0.30

1996:
  Net sales         $26,738   $32,634   $49,321   $54,356
  Gross profit        3,359     4,282     9,573     3,377
  Income (loss)
   before income
   taxes             (2,605)   (2,042)    1,481    (4,245)
  Net income
   (loss)            (1,654)   (1,312)      950    (2,675)
  Basic and diluted
    earnings (loss) per
    common share       (.22)     (.17)      .13      (.36)

1995:
  Net sales         $30,827   $36,528   $56,356   $64,798
  Gross profit        4,196     5,267     9,759    12,977
  Income (loss)
   before income
   taxes             (1,559)     (939)    1,550     3,238
  Net income (loss)  (1,091)     (608)      962     2,071
  Basic and diluted
   earnings (loss) per
   common share        (.14)     (.08)      .13       .27

(9) RESTRUCTURING

     The Company completed the process of restructuring its product lines and operations in 1997. The Company disposed of its environmental products line and discontinued the production of certain kitchen countertop appliances and time products. The inventory and manufacturing equipment related to these products will be disposed of through normal channels of distribution and sale and abandonment, respectively.

     Restructuring charges incurred in the fourth quarter of 1996 consisted of inventory valuation charges of $5,666,000, anticipated losses on the disposal of fixed assets of $1,684,000 and accrued expenses of $250,000. Total restructuring charges in 1996 amounted to $7,600,000 before income taxes and are recorded in cost of sales.

     Additional restructuring charges of $123,000 were incurred in 1997 for anticipated losses on the disposal of fixed assets and are recorded in cost of sales. At December 31, 1997, accrued restructuring expenses amounted to $127,000.

(10) ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for 1997 awards and amendments under these plans consistent with the methodology presented in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income would have been reduced by approximately $47,500 in 1997 or $0.01 for basic and diluted earnings per common share. The fair value of the options granted and amended during 1997 is estimated at values ranging from $0.62 to $1.03, on the dates of grant or amendment using the Black-Scholes option-pricing model with the following assumptions: dividend rate of $0.02 per share, volatility of 33.47%, risk-free interest rate ranging between 5.88% and 6.31% and an expected life ranging between 1.5 and 4.0 years.

     Pro forma net income reflects only options granted or amended since December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

INDEPENDENT AUDITORS' REPORT
The Board of Directors
Toastmaster Inc.:


     We have audited the accompanying consolidated balance sheets of Toastmaster Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toastmaster Inc. at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Kansas City, Missouri
February 25, 1998

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER
MATTERS

     The Common Stock of Toastmaster is listed on the New York Stock Exchange and has been traded on that exchange since Toastmaster became a publicly held company on March 3, 1992. As of March 10, 1998, there were approximately 271 holders of record of Toastmaster's Common Stock. The following table sets forth the range of high and low sales prices of the Company's stock by quarter, and the quarterly cash dividends paid by the Company, for each quarter of 1997 and 1996.

                    MARKET PRICE AND DIVIDENDS PER SHARE
                                  1997              1996
                       HIGH    LOW DIVIDENDS HIGH     LOW    DIVIDENDS
First quarter        $4 1/4  $2 7/8  $.02   $5 1/2   $3 3/4    $.02
Second quarter       $4 1/4  $3 1/8  $.02   $6 1/4   $4 1/4    $.02
Third quarter        $5 9/16 $3 5/16 $.02   $4 5/8   $3 5/8    $.02
Fourth quarter       $5 3/8  $4 1/16 $.02   $4       $2 7/8    $.02

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

DIRECTORS AND EXECUTIVE OFFICERS


NAME                     POSITION AND OFFICES HELD

Robert H. Deming         Chairman, Chief Executive Officer and
                         Director
Daniel J. Stubler        President, Chief Operating Officer and
                         Director
John E. Thompson         Executive Vice President--Chief
                         Financial Officer, Treasurer and
                         Director
Scott R. Thrasher        Senior Vice President--Sales and
                         Marketing
Ralph J. Ronalter, Jr.   Vice President/General Manager--Time
                         Products
Linda G. Arnold          Vice President--Human Resources and
                         Secretary
Edward J. Williams       Director--Consultant to Various
                         Organizations
S B. Rymer, Jr.          Director--Retired
James L. Hesburgh        Director--President of James L. Hesburgh
                         International, Inc.


CORPORATE INFORMATION

Corporate Headquarters
1801 North Stadium Boulevard
Columbia, Missouri 65202

INTERNET
www.toastmaster.com


REGISTRAR AND TRANSFER AGENT

Boatmen's Trust Company
Post Office Box 14737
St. Louis, Missouri 63178
314-231-9300

STOCK LISTING

The Company's stock is traded on the New York Stock Exchange under the symbol TM.

INDEPENDENT ACCOUNTANTS

KPMG Peat Marwick LLP
Kansas City, Missouri

LEGAL COUNSEL
Stinson, Mag & Fizzell, P.C.
Kansas City, Missouri

ANNUAL REPORT ON FORM 10-K

A copy of Toastmaster's Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, excluding exhibits, will be furnished without charge to stockholders entitled to vote at the 1996 annual meeting of stockholders upon written request to Investor Relations, Toastmaster Inc., 1801 North Stadium Boulevard, Columbia, Missouri 65202. The annual meeting of stockholders is scheduled for 10 a.m. local time on May 14, 1996 at the corporate headquarters of Toastmaster Inc.